MINERAL CLAIMS OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 22 day of August, 2003,

BETWEEN:

MOSQUITO CONSOLIDATED GOLD MINES LIMITED, a company incorporated under the laws of the Province of British Columbia and having an office at 301-455 Granville Street, Vancouver, B.C. V6C 1T1

(Hereinafter called the "**Vendor**")

AND:

INTERNATIONAL WAYSIDE GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia and having an office at 305-455 Granville Street, Vancouver, B.C. V6C 1T1

(Hereinafter called the "**Purchaser**")

WHEREAS:

A. This Agreement replaces an earlier Agreement between the Vendor and the Purchaser dated January 25, 1999, as amended by agreement dated January 24, 2002 (collectively the "Previous Option Agreement") pursuant to which the Vendor granted the Purchaser an option to purchase a 50% interest in and to the Cariboo Gold Quartz mineral claims and a 100% interest in and to the Island Mountain Mineral Claims and the Mosquito Creek Mineral Claims (all as more particularly set out in Schedule "A" attached hereto and referred to collectively hereinafter as the "Properties");

B. The Vendor and the Purchaser are also parties to a separate Agreement dated October 3, 1994 (the "Cariboo Gold Option Agreement") pursuant to which the Vendor granted to the Purchaser the exclusive option to acquire a 50% interest in and to the Cariboo Gold Quartz mineral claims;

C. The Vendor and the Purchaser have agreed to enter into this new Option Agreement which will replace and supercede the Previous Option Agreement, with said Previous Option Agreement becoming null and void;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the covenants, agreements, representations, warranties and payments hereinafter contained, the parties hereto covenant and agree as follows:

PART 1
OPTION TO PURCHASE AND SALE OF CLAIMS

1.1 Upon the terms and subject to the conditions hereof, the Vendor hereby grants to the Purchaser the exclusive option (the "Option") to purchase the Properties.

1.2 The Properties do not include placer mining rights on mineral claims Oliver 20F, Alabama Co.30F, Farmer Co., 38F, and Never Sweat Co., 39F (the "F Granted Claims"), which are retained by the Vendor. These Placer Mining Rights give the Vendor the sole and exclusive right to Placer Mine and to operate the F Granted claims and extract minerals from the alluvial gravels and up to three meters of decomposed bedrock. In the event the Vendor should initiate placer mining on the F Granted claims, the Vendor and Purchaser will enter into an agreement whereby both parties will do all acts reasonably necessary to permit exploitation by placer mining by the Vendor and by hard rock mining by the Purchaser without interruption by each other. Should the Vendor wish to sell the placer mining rights on the F Granted claims then the Purchaser will have first right of refusal to purchase these placer rights for the same agreed price received in writing by the Vendor for a period of 30 days from the date received at the Purchasers office.

1.3 The mill, all buildings and hoist located on the Mosquito Creek mineral claims will be included as part of the Properties.

1.4 During the currency of this Agreement, prior to the exercise of the Option, the Purchaser, its employees, agents and independent contractors will have the exclusive right and option to:

(a) Enter upon the Properties;

(b) Do such prospecting, exploration, development or other mining work thereon or thereunder as the Purchaser may deem advisable; and

(c) Bring and erect upon the Properties such facilities, as the Purchaser may deem advisable.

1.5 The Purchaser will also have the exclusive right to extract at any time prior to the exercise of the Option, a bulk sample (the "Bulk Sample") from the Properties in two stages, subject to the following terms and conditions:

(a) The initial stage of the bulk sampling program ("Stage 1") will involve the extraction of not more than 40,000 tons of sample material or the recovery of not more that 15,000 ounces of refined gold, whichever is achieved first;

(b) Provided that at least 15,000 ounces of contained gold in a "probable mineral reserve" (as that term is defined in National Instrument 43-101) have been added to the probable "Bonanza Ledge" mineral reserve disclosed in the Preliminary Assessment Report by David J. Pow dated April 8, 2003 (Table-11.2), the Purchaser will be entitled to extract the second stage ("Stage 2") of the Bulk Sample;

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(c) Stage 2 will involve the extraction of not more than 40,000 tons of sample material or the recovery of not more that 15,000 ounces of refined gold, whichever is achieved first;

(d) The Vendor will be entitled to receive a royalty (the "Bulk Sample Royalty") of 5% of "Net Smelter Returns" (as hereinafter defined) derived from the Bulk Sample;

(e) After 5,000 ounces of refined gold have been recovered from the Bulk Sample, the Vendor, in addition to the Bulk Sample Royalty, will be entitled to receive $100 for each additional ounce of refined gold recovered from the Bulk Sample, and all of such payments received by the Vendor will be deducted from the cash payments set out in sub-paragraphs 2.1(c), 2.1(d) and 2.1(e) of this Agreement; and

(f) Other than the Bulk Sample, no other bulk samples may be extracted from the Properties without the prior written consent of the Purchaser.

1.6 During the term of this Agreement, the Purchaser will employ a Project Manager who will:

(a) Complete a monthly report, during the bulk sample phase, detailing all the activities on the Properties, delivered to the Vendor no later than the 15th day of the month following the month to which the report relates;

(b) Ensure that mining operations on the Properties are in complete compliance with the Mines Act;

(c) Deliver to the Vendor, no later than the 15th day of the month following the month to which the report relates, a monthly summary of all relevant accounts ("Confirmation of Accounts") held with third parties concerning the activities of the Purchaser on and for the Properties.

1.7 In the period during which any underground activities are undertaken, the Purchaser will employ a Mine Manager as described in section 21 of the Mines Act of British Columbia (the "Mines Act"). During this time the Mine Manager will carry out the duties of the Project Manager set out in S.1.6 herein.

1.8 The Purchaser will complete all and any annual reports and/or closure plans required by the Ministry of Energy and Mines (the "Ministry") as a result of the operations on the Properties including previous operations.

1.9 The costs and expenses incurred by the Purchaser in the course of carrying out Bulk Sample mining operations on the Properties will not be applied as a credit to the total exploration and development expenditures incurred by the Purchaser pursuant to the Cariboo Gold Option Agreement, with the exception of costs incurred in tunneling to gain access to the ore zones to be mined.

PART 2
EXERCISE OF OPTION

2.1 In order to exercise the Option, the Purchaser must make the following cash payments:

(a) A non-refundable signing payment of $ 50,000, payable on the signing of this Agreement;

(b) $ 450,000 on or before September 15, 2003,

(c) Subject to sub-paragraph 1.5(e) hereof, $ 500,000 on or before August 31, 2004;

(d) Subject to sub-paragraph 1.5(e) hereof, $ 500,000 on or before August 31, 2005;

(e) Subject to sub-paragraph 1.5(e) hereof, $ 500,000 on or before August 31, 2006; and,

(f) $ 3,500,000 on or before December 31, 2006.

2.2 Prior to and as a condition of the exercise of the Option, the Purchaser will at its own cost carry out all operations necessary to maintain the Properties and the existing permits in good standing, including:

(a) Lodging the reclamation bonding required by the British Columbia Ministry of Energy and Mines;

(b) Acquiring and maintaining all necessary licenses and permits for conducting exploration and development on the Properties; and

(c) Paying all rentals, lease, fees, taxes and any other amounts imposed by any regulatory body;

(d) All reclamation, environmental and/or compliance issues ordered by any regulatory authorities and the Ministry of Energy and Mines concerning the Properties, will be complied with forthwith by the Purchaser; and

(e) The Purchaser will also satisfy all outstanding environmental and reclamation compliance issues as a result of previous operations on the Properties, including those of the Vendor prior to the date of the Option Agreement, with said compliance to be performed by the Purchaser, and costs to be included as exploration expenditures pursuant to the Cariboo Gold Option Agreement.

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PART 3
NET SMELTER ROYALTY

3.1 Upon the exercise of the Option, the Vendor will be entitled to receive a royalty of 3% of "Net Smelter Returns". In this Agreement, "Net Smelter Returns" with respect to the Properties will be computed as follows:

(a) If minerals, mineral concentrates or other substances, ore-bearing materials and rock of every kind whether metalliferous or non-metalliferous substances are removed from the Properties and delivered to a mill, smelter in a bona fide arm's length transaction or any minerals processed at a mill located on the Properties or alternate mill or process plant, the net smelter return will be the total, gross sale proceeds there from which are received by or credited to the Purchaser, including any proceeds of insurance, less only (1) all actual costs incurred by the Purchaser for transportation of the substance to the points or point of sale; and (2) all sampling, assaying, weighing , treatment, smelter or refining charges, or penalties which are charges, or penalties, which are charged by the buyer to the Purchaser, except those deducted for costs of nay treatment, processing or benefication by or on behalf of the Purchaser;

(b) If ores are removed from the Properties other than in a bona fide arm's length sale transaction, the Net Smelter Returns will be based upon a value equivalent to Net Smelter Return, which will be the gross fair market value of the ores at the Properties, in the form and condition in which the ores are transported from the Properties, without any deduction for costs of any treatment, processing or beneficiation;

(c) Any sale of by-products of operations or other materials produced from the Properties, such as tailing or dump wastes, sand, gravel, or clays and any use of them off the Properties without a sale (except solely as a waste disposal) will be subject to the Net Smelter Return royalty;

(d) Within 120 days after the end of each calendar year for which the Net Smelter Returns are payable, the records relating to the calculations of Net Smelter Returns for such year will be audited by a mutually acceptable independent auditor. Any resulting adjustment in the payment of Net Smelter Returns will be made forthwith after completion of the audit. All payments of Net Smelter Returns for a calendar year will be deemed final and in full satisfaction of all obligations of the Purchaser in respect thereof if such payments or calculations thereof are not disputed by the Vendor within 60 days after receipt by the Vendor of the audited statements;

(e) The Purchaser will maintain an accurate record of the results of all mining operations on the Properties and results of such sampling, weighing and

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assaying with respect to any ore mined and concentrate and bullion produced on the Properties;

(f) The Vendor, or its authorized agents will be permitted the right to examine, at all reasonable times, such records pertaining to the calculations of Net Smelter Returns and will have, at their own risk, access to the Properties;

(g) Payment of Net Smelter Return Royalties will be made within seven (7)days following each month end, during which the Purchaser received proceeds from the mining operations on the Properties; and

(h) The Vendor has the right to register its Net Smelter Royalty in the appropriate Land Title Office or Mining Recorder's Office, as the case may be.

3.2 If the Purchaser exercises the Option and makes payments enumerated in paragraph 2.1 and acquires title to the Properties, the ten- percent (10%) Net Profits Interest in the Properties (the "NPI") held by the Estate of Cameron J. McFeely et al., (the "Estate") will become the responsibility of the Purchaser.

3.3 The Purchaser can at any time negotiate to buy on the Purchaser's behalf, the NPI from the Estate. In the event that the Purchaser acquires all of, or an interest in the NPI but fails to fully exercise this Option Agreement pursuant to S.2.1 and S.2.2 herein, the said NPI interest will be cancelled and become part of the Properties. Any expenditure to purchase the NPI will be credited to the exploration expenditure obligations of the Purchaser pursuant to the Cariboo Gold Option Agreement . ,

PART 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor resents and warrants to the Purchaser as follows, with the intent that the Purchaser will rely thereon in entering into this Agreement and in concluding the purchase and sale contemplated herein.

4.1 The Vendor is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia, and has the power and capacity to own and dispose of the Properties and to carry on business as now being conducted by it, and enter into this Agreement and carry out its terms to the full extent.

4.2 The execution and delivery of this Agreement and the completion of the transaction contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Vendor, and this Agreement

constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors.

4.3 Neither the execution and delivery of this Agreement, nor the completion of the purchase and sale contemplated herein will violate any of the terms and provisions of the constating documents and by-laws or articles of the Vendor, or any order, decree, statue, by-law, regulation, covenant, restriction applicable to the Vendor or any of the Properties.

4.4 The mineral claims comprised in the Properties:

(a) are legally and beneficially owned by the Vendor and, except for the NPI, are free and clear of any liens, charges, claims or encumbrances;

(b) have been duly and validly located and recorded under the Mineral Tenure Act (B.C.) (the "Act"); and

(c) are in good standing under the Act until the date set opposite the respective names in Schedule hereto.

To the best of the Vendor's knowledge, information and belief, there is no adverse claim or challenge against or to the ownership of or title to any of the mineral claims comprising the Properties, nor is there any basis therefore.

4.5 There is no litigation or administrative or governmental proceeding or inquiry pending, or to the knowledge of the Vendor, threatened against or relating to the Vendor or any of the Properties, nor does the Vendor know of or have reasonable grounds for believing that there are any bases for any such action, proceeding or inquiry, with the exception of the reclamation issues referred to in 2.2(d) and 2.2(e).

4.6 All governmental licenses and permits required for the conduct in the ordinary course of the operations of the Vendor's business including approval by the TSX Venture Exchange and other applicable regulatory authorities have been obtained or will be obtained and are in good standing and such conduct and uses are not in breach of any statute, by-law, regulation, covenant, restriction, plan or permit.

4.7 No certificate furnished by or on behalf of the Vendor to the Purchaser at the time of closing in respect of the representations, warranties or covenants of the Vendor herein will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading.

4.8 The Vendor is a resident in Canada within the meaning of the Income Tax Act (Canada).

PART 5
COVENANTS OF THE VENDOR

5.1 The Vendor will indemnify and hold harmless the Purchaser from and against:

(a) Any and all liabilities, whether accrued, absolute, contingent or otherwise, existing at the time of closing and which are not agreed to be assumed by the Purchaser pursuant to this Agreement;

(b) Any and all damage or deficiencies resulting from any misrepresentation, beach of warranty or non- fulfillment or any covenant on the part of the Vendor under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser hereunder; and

(c) Any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

PART 6
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as follows:

6.1 The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia and has the power and capacity to enter into this Agreement and carry out its terms.

6.2 The execution and delivery of this Agreement and the completion of the transaction contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except as limited by laws of general application affecting the rights of creditors.

PART 7
COVENANTS OF THE PURCHASER

7.1 During the currency of this Agreement prior to the exercise of the Option, the Purchaser strictly covenants and agrees with the Vendor to:

(a) Maintain the mineral claims comprising the Properties in good standing by the doing and filing of all necessary work and by doing all other acts and things and making all other payments which may be required in that regard;

(b) Keep the Properties free and clear of all liens, charges and encumbrances arising from its operations hereunder;

(c) Permit the Vendor, or its representatives duly authorized in writing, at its own risk and expense, access to the Properties at all reasonable times and to all records prepared by the Purchaser in connection with work done on or with respect to the Properties and results obtained;

(d) Conduct all work on or with respect to the Properties in a careful and workmanlike and minerlike manner and in compliance with all applicable laws, rules, orders and regulations, and indemnify and save the Vendor harmless from any and all claims, suits, or actions made or brought on against it as a result of work done by the Purchaser on or with respect to the Properties;

(e) During the term of this Agreement, and thereafter concerning any of the Purchaser's operations on Properties, the Purchaser will indemnify and save harmless the Vendor in respect to any and all costs, claims, liabilities and expenses arising out of the work conducted by the Purchaser; and

(f) On behalf of both parties, obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder adequate insurance, which in no case will contain less than a Five Million Dollar ($5,000,000) liability clause and both parties hereto will be added as named insureds under such insurance policing, with Purchaser to provide a copy of said Insurance Binder to the Vendor on or before September 30, 2003.

(g) During the term of this Agreement the Purchaser covenants to fully share all information concerning the Properties, or its operations on the Properties with the Vendor, including geological, technical, reserve estimates etc

(h) During the term of this Agreement the Purchaser covenants that it will not disclose the terms the terms of this Agreement or any other information it may obtain or have obtained with respect to the Properties, nor issue any press releases concerning the Property, without the prior written consent of the Vendor (which consent will be deemed to be given unless a definite response is given by the Vendor within two (2) business days following receipt of such request, or except as required by regulatory authorities.

PART 8
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1 All statements contained in any certificate or other instrument delivered by or on behalf of the Vendor pursuant hereto or in connection with the transaction contemplated hereby will be deemed to be included as representations and warranties by the Vendor hereunder. All representations, warranties, covenants and agreements made by the Vendor in this Agreement or pursuant hereto will, unless otherwise expressly stated, survive the time of closing and any investigation of any time made by or on behalf of the Purchaser and, subject to Part 10, will continue in full force and effect for the benefit of the Purchaser.

8.2 No claim by the Purchaser under the covenant of indemnity contained in Part 5 or for damages or other relief in respect of breach of warranty or breach of covenant by the Vendor under this Agreement will be valid unless:

(a) Written notice of such claim is given by the Purchaser to the Vendor before the expiration of 12 months after the times of closing; and

(b) The aggregate amount of all such claims exceeds $ 5,000.

8.3 All representations, warranties, covenants and agreements made by the Purchaser in this Agreement or pursuant hereto will, unless otherwise expressly stated survive the time of closing and any investigation at any time made by on behalf of the Purchaser and will continue in full force and effect for the benefit of the Vendor.

PART 9
COMPLETION

9.1 Upon completion of the last payment as required in paragraph 2.1 (closing), the Vendor will transfer title to the Properties to the Purchaser, free clear of any liens, charges or encumbrances.

9.2 At the closing the Vendor will deliver, or cause to be delivered:

(a) Certified copies of such resolutions of the shareholders and or directors or the Vendor as are required to be passed to authorize the execution delivery and implementation of this Agreement and of all documents to be delivered by the Vendor pursuant thereto;

(b) All deeds of conveyance, bills of sale, transfers and assignments in form and content satisfactory to the Purchaser's counsel, appropriate to effectively vest a good and marketable title to the Properties in the Purchaser to the extent contemplated by this Agreement, and immediately registerable in all places where registration of such instruments is required; and

(c) Duly executed releases of, or evidence to the reasonable satisfaction of the Purchaser as to the discharge of any and all liabilities which the Purchaser has

not agreed to assume and which may be enforceable against any of the Properties being purchased hereunder.

9.3 The Vendor will deliver to the Purchaser an opinion from its legal counsel dated to the time of transfer, that the Purchaser has acquired good and marketable title to the Properties to the extent contemplated by this Agreement.

PART 10
TERMINATION

10.1 This Agreement will terminate:

(a) At the option of the Purchaser upon written notice to the Vendor, if any of the warranties and representations of the Vendor referred to in paragraph 4 were untrue in any material respect;

(b) At the option of the Purchaser, provided that the Purchaser has given thirty (30) days prior written notice of termination to the Vendor;

(c) If an attachment is made on the Properties as a result of the activities of the Purchaser on the Properties;

(d) At the option of the Vendor if the Purchaser is in default of any obligation on its part hereunder but only if:

i. The Vendor will have first given the Purchaser notice of default containing particulars of the breach; and
ii. The Purchaser has not, within 30 days of delivery of such notice, cured or commenced to cure such breach (The Purchaser hereby agreeing that should it commence to cure default it will prosecute the same to completion without delay).

Should the Purchaser fail to comply with the provision of clause 10.1d (ii), the Vendor may thereafter deliver notice of termination of this Agreement.

10.2 This Agreement will automatically terminate:

(a) At midnight on December 31, 2006 unless extended in writing by mutual consent;

(b) If the Purchaser fails to strictly follow the payments schedule as set out in S. 2.1 herein, with the Purchaser being unable to rely on the procedure set out in S. 10.1 for the said S. 2.1 payments.

10.3 On termination of this Agreement:

(a) The Purchaser will remove all buildings, plant equipment, machinery, tools, appliances and supplies which the Purchaser has brought upon the Properties and if not removed within a 60 day period, such item(s) will thereafter become the Properties of the Vendor;

(b) The Purchaser will deliver to the Vendor within sixty (60) days of its written request a comprehensive report on all work carried out by the Purchaser on the Properties together with copies of all maps, drill, logs, assay results and other technical data compiled by the Purchaser with respect to the Properties; and

(c) The Purchaser will leave the Properties in good standing with a minimum of one (1) year of all taxes paid and assessments paid, free and clear of all encumbrances arising from its operations hereunder and in a safe and orderly manner.

PART 11
FURTHER ASSURANCES

The Parties will execute such further and other documents and so such further and other things as may be necessary carry out and give effect to the intent of this Agreement.

PART 12
SET-OFF, CURRENCY

12.1 If under this Agreement or any document delivered pursuant hereto the Vendor becomes obligated to pay any sum of money to the Purchaser, then such sum may at the election of the Purchaser, and without limiting or waiving any right or remedy for the Purchaser under this Agreement, be set-off against and/or will be applied to any sum of money or security owed by the Purchaser to the Vendor until such amount has been completely set-off. Unless otherwise set out to the contrary herein, all references to currency will be in Canadian dollars.

PART 13
NOTICE

13.1 All notices required to be given hereunder will be in writing and hereof or at such other address as may from time to time be notified by any of the parties personally delivered to the address of the intended recipient set forth on the first page hereto in the manner herein provided.

PART 14
ENTIRE AGREEMENT

14.1 This Agreement constitutes the entire agreement between the parties hereto as to the matters herein dealt with and it replaces and supersedes all prior agreements in

this regard, but it does not in any way affect any act or thing done by virtue of these prior agreements. There are no representations or warranties, express or implied, statutory or otherwise and no agreement collateral hereto other than as expressly set forth or referred to herein. This Agreement cannot be modified or amended except by written document signed by each of the parties hereto.

PART 15
TIME OF THE ESSENCE

15.1 Time is of the essence of this Agreement.

PART 16
APPLICABLE LAW

16.1 This Agreement is subject to regulatory approval and will be governed by and interpreted in accordance with the laws of the Province of British Columbia.

PART 17
SUCCESSORS AND ASSIGNS

17.1 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17.2 The Purchaser will not sell, assign, transfer or in any manner deal with the Properties or any interest therein without the assignee, transferee or purchaser acquiring the Properties or such interest therein first agreeing with the Vendor, in writing, to be bound by the terms of this Agreement.

PART 18
CAPTIONS

18. 1 The captions appearing in this Agreement are inserted for convenience or reference only and will not affect the interpretation of this Agreement

PART 19
ARBITRATION

19.1 All matters and differences between the parties hereto in relation to this Agreement and the purchase will be referred to the arbitration of a single arbitrator, if the parties hereto agree to one; otherwise three arbitrators, one to be appointed by each party and a third to be chosen by the first two named before they enter upon the business of arbitration. The award and determination of such arbitrator or arbitrators or any two of such three arbitrators will be binding upon the parties hereto and their respective heirs, executors, administrators and assign. In the event that any party

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MOSQUITO CONSOLIDATED GOLD MINES LTD.
MSQ-TSX-VENTURE

Tel: 604-689-7902 MSQ@ TELUS.NET FAX: 604-689-7816

January 24, 2005

Mosquito signs multi million dollar option agreement with Kobex Resources Ltd.

Mosquito Consolidated Gold Mines Limited ("Mosquito") and Kobex Resources Ltd. ("Kobex") are pleased to announce that they have entered into an option agreement whereby Kobex may acquire a 100% interest in two Mosquito properties, the Cumo Molybdenum Property located in Boise County, Idaho and the Trikay Copper-Gold Property in Queensland, Australia for which an exploration permit has been filed.

The terms of the Option Agreement with Mosquito include staged payments, issuance of stock and work commitments according to the following schedule:

(i) Cash Payments: (Total $5,000,000):

- $50,000 upon the execution of the Agreement;
- A further $50,000 upon completion of Due Diligence by the Optionee and acceptance for filing of the Agreement by the TSX Venture Exchange;
- A further $150,000 within the earlier of 6 months from the date of the Agreement and the date of Regulatory Acceptance;
- A further $500,000 within 12 months of January 21, 2005;
- A further $750,000 within 24 months of January 21, 2005;
- A further $1,500,000 within 36 months of January 21, 2005;
- A further $2,000,00 within 48 months of January 21, 2005;

(ii) Share Issuances: 12,500,000 shares of Kobex (currently 17,180,542 outstanding):

500,000 on Regulatory Acceptance;
1,500,000 within 12 months of January 21, 2005;
2,000,000 within 24 months of January 21, 2005;
3,500,000 within 36 months of January 21, 2005;
5,000,000 within 48 months of January 21, 2005;

(iii) Expenditures: (Total $10,000,000) to be made as follows:

$1,000,000 within 12 months of January 21, 2005;
$1,500,000 within 24 months of January 21, 2005;
$2,000,000 within 36 months of January 21, 2005;
$2,500,000 within 48 months of January 21, 20058;
$3,000,000 within 60 months of January 21, 2005;

The above cash and share distributions are tied to the expenditures such that should Kobex decide to accelerate the expenditures then the cash and share distributions would also be accelerate in relationship to the expenditures.

The Agreement is subject to a 2 month due diligence period and required regulatory approvals. Once the due this period is complete Kobex must pay a minimum of $250,000 and spend a minimum of $1 million dollars.

Mosquito has agreed to place all shares acquired as a result of this Agreement in a voting trust with Kobex management. Mosquito has also granted a right of first refusal on all the shares of Kobex to Kobex except the first one (1) million that Mosquito wishes to sell.

hereto fails to appoint an arbitrator, the matter and difference will be settled under the terms of the Commercial Arbitration Act of British Columbia, as amended.

IN THE WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF **MOSQUITO CONSOLIDATED GOLD MINES LIMITED** was hereunto affixed in the presence of:	)	C/S
______________________ Authorized Signatory	)	
THE COMMON SEAL OF **INTERNATIONAL WAYSIDE GOLD MINES LTD.** was hereunto affixed in the presence of:	)	C/S
______________________ Authorized Signatory	)	

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